November 9, 2021

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn:      Kristin Lochhead

Terence O’Brien
Jessica Ansart
Suzanne Hayes

Re:	FS Development Corp. II Amendment No. 1 to Registration Statement on Form S-4 Filed on September 14, 2021 File No. 333-258442

Ladies and Gentlemen:

This letter is being submitted on behalf of FS Development Corp. II (the “Company”) in response to comments contained in the letter dated October 1, 2021 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Dennis Ryan, Chief Financial Officer of the Company, with respect to the Company’s submission of Amendment No. 1 to Registration Statement on Form S-4 that was submitted on September 14, 2021 (the “Registration Statement”). The Company is concurrently filing Amendment No. 2 to the Registration Statement on Form S-4/A (the “Amendment”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and, unless otherwise indicated, all page references in the recitations of the Staff’s comments refer to the Registration Statement and page references in the Company’s response refer to the Amendment as marked.

United States Securities and Exchange Commission
November 9, 2021 Page 2

What equity stake will current stockholders of FS Development II and Pardes Equityholders hold in the Combined Entity after the Closing?, page 9

1.	We note your response to our prior comment 3 and reissue the comment. Your current disclosure indicates that certain affiliates of the sponsor are included as PIPE Investment investors as well as Pardes Equityholders and that the sponsor's interest is included with other initial stockholders. Please revise your disclosure to clearly state the sponsor and its affiliates' total potential ownership interest in the combined company, distinct from the interests of other stockholders.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 9 to address the Staff’s comment.

Management's Discussion and Analysis of Results of Financial Condition and Results of Operations of FS Development II Results of Operations, page 191

2.	We reference the significant increase in general and administrative expenses incurred by FS Development II in the three months ended June 30, 2021. Please revise to provide a detailed discussion of the nature of the expenses incurred. Reference Item 303(b)(2) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 193 to address the Staff’s comment.

Please do not hesitate to contact Patti Marks at (212) 819-7019 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

Enclosures:
cc:	Dennis Ryan, FS Development Corp. II